05038995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2005 202 SEC PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 49647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Montella (212) 895-6359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO - Director
Title

Notary Public

Bruce Bender
Notary Public, State of New York
No. 01BE4721248
Qualified in Queens County
Commission Expires April 30, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC

(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Wasserstein Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein Securities LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2004

(Dollars in thousands)

Assets

Cash	$	18,759
Securities purchased under agreements to resell (including $72,709 segregated under Federal regulations)		17,315,133
Deposits with clearing organizations		40,626
Securities borrowed		20,148,268
Securities failed to deliver		941,074
Receivable from broker-dealers and clearing organizations		17,987
Collateral accepted for securities loaned		1,171,670
Receivable from customers		952,696
Securities owned, at fair value		64,129
Securities owned, at fair value, pledged to counterparties		2,262,118
Accrued interest and dividends receivable		79,981
Goodwill		10,457
Other assets		38,917
Total assets	$	43,061,815

Liabilities and Member's Equity

Liabilities:		
Short-term bank loans	$	5,808,108
Securities sold under agreements to repurchase		22,320,653
Securities loaned		10,438,940
Securities failed to receive		987,461
Payable to broker-dealers and clearing organizations		110,212
Obligation to return collateral accepted for securities loaned		1,171,670
Payable to customers		486,711
Securities sold, not yet purchased, at fair value		1,130,035
Accrued interest and dividends payable		120,581
Accounts payable, accrued expenses, and other liabilities		101,455
		42,675,826
Commitments and contingencies (note 9)		
Subordinated borrowings		350,000
Member's equity		35,989
Total liabilities and member's equity	$	43,061,815

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Wasserstein Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz AG. The Company is a member of various securities exchanges, and its business activities are part of the global investment bank Dresdner Kleinwort Wasserstein (DrKW).

The Company acts as a broker and dealer in domestic and foreign equity securities and corporate debt obligations and is a primary dealer in U.S. Government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements, and securities borrowing and lending. The Company provides financial advisory services in connection with structured finance and lease financing transactions.

As of the close of business on December 31, 2004, the Company purchased the assembled workforce, corporate finance deal pipeline, and employee-related assets, and assumed certain employee-related liabilities of Dresdner Kleinwort Wasserstein LLC (DrKW LLC), an indirect wholly owned subsidiary of Dresdner. Further to this transaction, the Company will assume the investment banking and strategic advisory businesses of DrKW LLC. This was the final phase of the merger of Dresdner's broker-dealer businesses, which began with the purchase by Dresdner of Wasserstein Perella in 2001.

(2) Significant Accounting Policies

(a) Securities Transactions

Principal transactions, including trading activities, are recorded on a trade date-basis, while agency transactions are recorded on a settlement date-basis.

Securities owned and securities sold, not yet purchased are recorded at their fair values. Listed market prices are used for exchange-traded instruments. For securities traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

(b) Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) principally use U.S. Government obligations and are treated as short-term collateralized financing transactions. They are carried at their contractual amounts, including accrued interest, which approximates fair value. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under accounting standards generally accepted in the United States of America.

(Continued)

(c) ***Securities-Lending Activities***

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(d) ***Collateral***

The Company is required to reclassify the fair value of securities owned in which the counterparty has the right to sell or repledge the securities from securities owned to securities owned, pledged to counterparties. The Company is also required to disclose the fair value of collateral received which it has the ability to sell or repledge and record the fair value of collateral accepted and obligation to return collateral accepted for securities loaned in the statement of financial condition.

(e) ***Goodwill***

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company annually reviews goodwill for impairment, as events or changes in circumstances may indicate that it may not be recoverable. In such an event, goodwill in excess of expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on discounted future cash flows.

(f) ***Fair Value of Financial Instruments***

The fair values of the other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations and customers, reverse repurchase and repurchase agreements, securities borrowed and securities loaned, short-term bank loans, and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short term, replaceable on demand, or bear interest at market rates.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts are reported in securities owned or securities sold, not yet purchased, as appropriate. Equity in futures transactions is reported in receivable from or payable to broker-dealers and clearing organizations, as applicable.

(g) ***Exchange Memberships***

Exchange memberships are recorded at cost of $2.4 million (fair value of $2.1 million) in other assets in the statement of financial condition. The Company reviews the balance for impairment annually. If other than temporary impairment in value has occurred, the exchange memberships'

(Continued)

value reflects management's estimate of the impairment. Management believes that such impairment in value did not occur as of December 31, 2004.

(h) ***Translation of Foreign Currencies***

End-of-period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

(i) ***Income Taxes***

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. Federal, state, and local income tax returns. The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax-sharing arrangement with Dresdner.

(j) ***Pension and Other Postretirement Benefit Plans***

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Wasserstein Services LLC (the Service Company). The plans are accounted for in a manner similar to a multiemployer defined contribution plan.

(k) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties.

The Company has obtained $300 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized line of credit totaling $6.8 billion with an affiliate. In addition, the Company invests excess funds with affiliates in the form of reverse repurchase agreements.

On December 31, 2004, the Company purchased the assembled workforce, corporate finance deal pipeline, and employee-related assets of DrKW LLC for $29.8 million, and assumed employee-related liabilities of $30.6 million. As prescribed by SFAS No. 141, *Business Combinations,* the Company accounted for the cost of the workforce and pipeline of $18.6 million as a return of capital to Dresdner. The Company owed $1.5 million to DrKW LLC (included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition) after having received a $2.3 million estimated cash payment on December 31, 2004.

In connection with the transfer of its employees and corporate finance activities to the Company, DrKW LLC entered into a subordinated loan agreement on December 31, 2004 with the Company whereby DrKW LLC loaned the Company $50 million until December 31, 2010 at an interest rate of LIBOR plus 90 basis points.

At December 31, 2004, amounts due from or to affiliates were as follows (in thousands):

Due from affiliates:		
Cash	$	880
Securities purchased under agreements to resell		10,917,516
Securities borrowed		867,509
Securities failed to deliver		26,736
Collateral accepted for securities loaned		22,604
Receivable from customers		2,698
Accrued interest and dividends receivable		14,936
Other assets		20,550
Due to affiliates:		
Short-term bank loans		5,807,568
Securities sold under agreements to repurchase		7,721,599
Securities loaned		8,655,601
Securities failed to receive		20,142
Payable to broker-dealers and clearing organizations		1,699
Obligation to return collateral accepted for securities loaned		22,604
Payable to customers		239,051
Accrued interest and dividends payable		29,393
Accounts payable, accrued expenses, and other liabilities		13,719
Subordinated borrowings		350,000

(4) Bank Borrowings

The Company has uncollateralized lines of credit totaling $117 million with various unaffiliated banks. As of December 31, 2004, the Company pledged a $12 million letter of credit issued under these lines to a clearing organization. The Company also pledged letters of credit under these lines totaling $40 million to various counterparties for securities borrowed at December 31, 2004.

In addition, the Company has a $6.8 billion uncollateralized line of credit with an affiliate. At December 31, 2004, the outstanding uncollateralized borrowings under this line of credit were as follows (in thousands):

Return date	Interest rate		Amount
January 3, 2005	2.30%	$	3,221,000
January 3, 2005	2.26		500,000
January 3, 2005	2.16		800,000
January 3, 2005	2.06		280,900
January 13, 2005	2.35		250,000
January 20, 2005	2.35		250,000
January 31, 2005	2.35		250,000
February 8, 2005	2.35		250,000
		$	5,801,900

(5) Restructuring

Under the terms of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* the Company is required to provide for the present value of future costs with respect to personnel charges as a result of exit or disposal activities. The respective liability of $3.1 million is presented in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

(6) Subordinated Borrowings

The Company has $200 million of subordinated borrowings outstanding with Dresdner under a subordinated note agreement, which is due April 15, 2007, and bears interest at 5.4%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner with a scheduled maturity date of April 15, 2007. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2004, the Company has borrowed $100 million, which bears interest at 2.7 %, under this agreement.

At December 31, 2004, the Company entered into a subordinated loan agreement with DrKW LLC. The Company borrowed $50 million, which is due December 31, 2010 and bears interest at 3.5%, under this agreement.

The subordinated notes and the revolving subordinated credit agreement have been approved by the New York Stock Exchange for use by the Company in computing its net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(7) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage and principal trading, block trading, and syndicate participation in equity

securities. The Company's activities also consist of trading in U.S. Government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. Government securities, as designated by the Federal Reserve Board.

At December 31, 2004, securities owned (including those pledged) and securities sold, not yet purchased, consist of securities at fair value, as follows (in thousands):

		Securities owned	Securities sold, not yet purchased
U.S. Government obligations	$	2,262,652	1,099,871
Equity securities		51,712	30,164
Other		11,883	—
	$	2,326,247	1,130,035

Securities sold, not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance-sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

The Company enters into futures and options contracts related to its capital markets trading business. Futures and options contracts sold have off-balance-sheet risk. In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing organizations, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

At December 31, 2004, the Company had commitments to purchase and sell U.S. Government obligations under reverse repurchase and repurchase agreements with notional amounts of $556 million and $424 million, respectively.

(8) Income Taxes

At December 31, 2004, the Company's total deferred tax asset was $86.5 million. The Company has established a 100% valuation allowance for the deferred tax asset, as it is more likely than not that the results of future operations will generate insufficient taxable income to realize the deferred tax asset.

(9) Commitments and Contingencies

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from affiliates on a month-to-month basis.

There are legal actions pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's statement of financial condition.

At December 31, 2004, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the impact of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41), were (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	27,155,658
Securities received in securities borrowed vs. cash transactions		20,787,371
Securities received in securities borrowed vs. pledged transactions		92,038
Total	$	48,035,067

At December 31, 2004, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, before reflecting the impact of FIN 41, were (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	22,505,500
Securities loaned out in securities loaned vs. cash transactions		10,056,649
Securities loaned out in securities loaned vs. pledged transactions		1,169,082
Collateral pledged out from securities borrowed vs. pledged transactions		96,061
Collateral pledged out to clearing organizations		66,828
Total	$	33,894,120

(10) Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(11) Off-Balance-Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

(a) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery-versus-payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk.

A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(c) Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.
- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.
- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.
- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(12) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched up to a specified limit. Substantially all employees of the Company are eligible to participate in the plans. As of December 31, 2004, the Company has accrued compensation payable to employees of $66.1 million, which is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

The Company implemented a DrKW stock plan in 2004. The plan is designed to retain key staff members and to create a more direct link between their performance and that of DrKW. Share-based awards are increased or decreased annually to reflect DrKW's operating performance. The participants' receipt of awards is subject to a three-year vesting period.

(Continued)

(13) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the Securities and Exchange Commission (the SEC). In connection with the SEC's customer protection rule, Rule 15c3-3, $72.7 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2004.

The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-l. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2004, the Company's net capital was $277.0 million, which was 28% of aggregate debit balances and $253.2 million in excess of its required capital.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Dresdner Kleinwort Wasserstein Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005